November 30, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Mitsui & Co., Ltd.
Form 20-F for the fiscal year ended March 31, 2006
Form 20-F for the fiscal year ended March 31, 2005
Form 20-F for the fiscal year ended March 31, 2004
Response letter dated September 26, 2006
Response letter dated August 23, 2006
Response letter dated April 19, 2005
Response letter dated February 24, 2005
File No. 0-09929

Dear Ms. Blye:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in your letter dated October 26, 2006, with respect to the annual reports on Form 20-F of Mitsui & Co., Ltd. for the years ended March 31, 2006, 2005 and 2004. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

(First paragraph)

We refer to your September 26, 2006, response to our letter of August 29, 2006. You state in your response that you acted as agent for arranging finance from export credit agencies, and as agent to participating Japanese engineering and heavy machinery companies, in connection with the construction of fertilizer plant to produce ammonia and urea, and a high density poly ethylene plant, owned by Iran’s National Petrochemical Corporation. You also state that you acted as agent to Japanese engineering and heavy machinery companies in connection with their participation in the construction of a gas processing plant for treatment into methane and ethane gas, propane, butane and condensate, owned by the National Iranian Oil Company. Please advise us whether, to the best of your knowledge, information and belief, the products of these facilities have military uses and/or can be considered dual-use products. Describe for us any military and/or dual uses of which you are aware.

Response

As we have explained in our previous responses, Mitsui acted as an agent to Japanese engineering and heavy machinery companies in connection with the construction of the above-mentioned plants. Mitsui’s role was that of acting as a maker’s agent, providing assistance to such Japanese companies in connection with the bidding and accepting orders for the construction of the plants. In the course of acting in such capacity, Mitsui obtained information about the plants and the products to be produced at them, to the extent that such information was relevant to Mitsui’s performing its services as a maker’s agent in the bidding and order-accepting processes. With respect to such information that it so obtained, Mitsui has conducted an investigation as to the issue of whether the products produced or to be produced at these facilities have military uses and/or can be considered dual-use products. To the best of Mitsui’s knowledge, information and belief, the above-mentioned products are purely industrial intermediate materials and do not have military uses nor are they dual-use products. Also, Mitsui would like to note that it has internal procedures to ensure compliance with the licensing and other requirements of Japanese regulations with respect to export of products for military use and/or dual use to Iran and other countries, and is continuously paying attention to comply with the relevant regulations of other countries, when they may apply, which include the Export Administration Regulations of the U.S. Department of Commerce and the International Traffic in Arms Regulations of the U.S. Department of State, as well as other relevant U.S. regulations.

(Second paragraph)

Please address for us the applicability and potential impact of the changes to the Iran and Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996) effected by the Iran Freedom Support Act, executed on September 30, 2006, on your and your subsidiaries’ Iran-related activities. Discuss specifically revised section 5(b) of the Iran Sanctions Act of 1996, which provides for mandatory sanctions with respect to goods, services, technology or other items exported, transferred or otherwise provided to Iran that would contribute to Iran’s ability to acquire or develop certain chemical and other technologies, and specified types of weapons.

Response

With respect to the Iran-related activities of Mitsui and its subsidiaries, which are as described in our previous responses, to the best of Mitsui’s knowledge, information and belief, the products involved do not “contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons” as provided in Section 5(b) of the Iran Sanctions Act of 1996. Accordingly, Mitsui believes that Section 5(b) of the Iran Sanctions Act of 1996 is not applicable to its and its subsidiaries’ Iran-related activities. Also, to the best of its knowledge, information and belief, the changes made to the Iran Libya Sanctions Act of 1996 (now the Iran Sanctions Act of 1996) by the Iran Freedom Support Act do not have any material impact on its and its subsidiaries’ Iran-related activities, as these activities do not fall under the types of activities that trigger sanctions and other actions pursuant to that act, including the provisions affected by the Iran Freedom Support Act.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that the staff copy all future correspondence in this regard to us to our Investor Relations Division (Fax 81-3-3285-9819). Should you have any questions or wish to discuss the foregoing, please contact Satoshi Tanaka, General Manager, at 81-3-3285-7533, or in his absence, Daisuke Ochiai, Senior Manager at 81-3-3285-7784.

Very truly yours,

/s/ Satoshi Tanaka
Satoshi Tanaka
General Manager,
Investor Relations Division

cc:	Roger Schwall
(Securities and Exchange Commission)

John D. Young, Jr.
Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)

Shoei Utsuda
Kazuya Imai
(Mitsui & Co., Ltd.)